UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT N.V. - Buyback of ordinary shares
27 November 2006

27 November 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 November 2006, TNT N.V. announces that:

- on 20 November 2006, it purchased 157,000 TNT N.V. ordinary shares at an average price of euro 32.3188 per share,

- on 21 November 2006, it purchased 18,727,818 TNT N.V. ordinary shares at an average price of euro 32.1731 per share (including the 18.2 million shares bought from the State of the Netherlands as announced on 21 November 2006),

- on 22 November 2006, it purchased 335,000 TNT N.V. ordinary shares at an average price of euro 32.1917 per share,

- on 23 November 2006, it purchased 200,000 TNT N.V. ordinary shares at an average price of euro 32.1710 per share,

- on 24 November 2006, it purchased 210,000 TNT N.V. ordinary shares at an average price of euro 32.1415 per share,

- during the period from 6 November 2006 until and including 24 November 2006, it purchased 22,870,136 TNT N.V. ordinary shares at an average price of euro 32.1026 per share, and

- the total amount of the share buyback until and including 24 November 2006 therefore amounts to 73.4% of the announced buyback up to euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 27 November 2006